

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 5, 2008

Edward E. Cohen, Chief Executive Officer
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re: Atlas Energy Resources, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 6, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 5, 2008**
> **Response Letter Dated June 24, 2008**
> **File No. 001-33193**

Dear Mr. Cohen:

        We have reviewed your filings and response letter and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   We are continuing to review your responses to our prior comments 1 through 7 and 12 through 14 and may have additional comments.

Item 11. Executive Compensation, page 107

2.   With respect to the executive compensation that may be allocated to you, please provide in future filings consistent disclosure to that which Atlas America, Inc. provides in response to the comment letter it received from the staff on June 2, 2008, including any follow-up comments.

3.   We note your response to our prior comment 16. Please advise why you have proposed to disclose in your annual report compensation to be paid to Mr. Cohen

(such as compensation related to your supplemental retirement plan, accelerated vesting of stock awards and option awards, and a tax gross-up) that, based on your disclosure, would not be allocated to you. In addition, please disclose how Atlas America would determine the amount of the lump sum severance payment and benefits to allocate to you in the event of Mr. Cohen's termination.

4. Please advise why your proposed disclosure indicates that your employment agreement with Mr. Cohen requires him to devote such time to you as is reasonably necessary to the fulfillment of his duties. Section 1.3 of such agreement appears to refer solely to his obligations to Atlas America, Inc.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 120

5. We note your response to our prior comment 20. Please indicate whether the board or one of its committees is also required to approve all related person transactions, rather than merely reviewing them. Also indicate how your policy and compliance with your policy is evidenced. See Item 404(b) of Regulation S-K.

Financial Statements

Note 1 – Description of Business and Basis of Presentation, page 72

6. In your response to our prior comment 8 you state that you are not required to fully consolidate the limited partnerships because the limited partners have substantive kick-out rights, and there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. The guidance of EITF 04-5 requires you to consider not only barriers that may be explicitly found in the limited partnership agreements but also barriers that may exist in the external environment in which the limited partnerships operate; examples of some of the barriers you should consider when determining whether the presumption of control is overcome are set forth in paragraph 7(b) of EITF 04-5. Please tell us how you have overcome each of these barriers in reaching your conclusion that substantive kick out rights exist and that application of the proportionate consolidation method is appropriate.

7. In your response to our prior comment 9 you state that you do apply proportionate consolidation to interests in limited partnerships that exceed 50%, although you believe these partnerships are immaterial to your financial statements. Please provide the quantitative and qualitative analysis that you performed and which you believe supports your view of immateriality. Please submit a schedule showing how each of the line items of your financial statements would differ had

Mr. Cohen
Atlas Energy Resources, LLC
August 5, 2008
Page 3

you fully consolidated rather than proportionately consolidated your interests in these limited partnerships.

Note 2 – Summary of Significant Accounting Policies, page 73

Impairment of Long-Lived Assets, page 76

8.   We have read your response to our prior comment 10 in which you explain that the impairment charges reflected on the financial statements of certain limited partnerships in which you hold an equity interest are not reflected in your consolidated financial statements under your application of the proportionate consolidation method because you deplete the costs of these investments based on your reserves, rather than your share of the reserves reported by the limited partnerships.

Generally, we find that accounting for an investment under the proportionate consolidation method would require that you present your proportionate share of each major revenue and expense caption reported by the investee. And while we understand that you may periodically review your investments for other-than-temporary impairment, we do not see how this analysis would result in derecognizing you share of an impairment charge recorded by the individual partnerships.

Please provide further details showing why you believe not reporting your share of the impairment charges reported on the limited partnerships' income statements is consistent with the guidance in paragraph 2 of EITF 00-1. Please also submit a schedule showing all differences that arise in your application of proportionate consolidation and the results that you would otherwise report under the equity method of accounting, including those impacting DD&A, proved reserves and the other disclosures required under SFAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura

Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director